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                          January 25, 2024

       William Siwek
       Chief Executive Officer
       TPI Composites, Inc
       9200 E. Pima Center Parkway
       Suite 250
       Scottsdale, AZ 85258

                                                        Re: TPI Composites, Inc
                                                            Registration
Statement on Form S-3
                                                            Filed January 12,
2024
                                                            File No. 333-276482

       Dear William Siwek:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Matthew
Crispino at 202-551-3456 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Technology
       cc:                                              Kim de Glossop